Exhibit 99.1(z)

MUTUAL OF AMERICA INVESTMENT CORPORATION

ARTICLES SUPPLEMENTARY TO THE CHARTER

Mutual of America Investment Corporation, a Maryland corporation and a registered open-end investment company under the Investment Company Act of 1940 (the Corporation), with its principal office c/o Corporation Trust Incorporated, 300 East Lombard Street, Baltimore, Maryland  21202, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:  The total number of shares of capital stock of all classes that the Corporation had authority to issue is five billion (5,000,000,000) shares of common stock, par value $.01 per share, with an aggregate par value of fifty million dollars ($50,000,000).

SECOND:  Pursuant to the authority vested in the Board of Directors of the Corporation by Section 5.1 of the Articles of Incorporation of the Corporation (“Articles”), the Board of Directors has voted to (a) increase the authorized shares allocated to the 2025 Retirement Fund, (b) decrease the authorized shares allocated to the Composite Fund, Small Cap Growth Fund and Small Cap Value Fund and (c) increase the shares allocated to several funds to provide for future issuance of shares, as follows:

Fund	Previous Allocation	Allocation Increase (Decrease)	Total Shares Allocated
Composite Fund	300,000,000	(100,000,000)	200,000,000
Small Cap Growth	450,000,000	(100,000,000)	350,000,000
Small Cap Value	450,000,000	(100,000,000)	350,000,000
Moderate Allocation	125,000,000	75,000,000	200,000,000
Aggressive Allocation	125,000,000	75,000,000	200,000,000
Retirement Income Fund	20,000,000	30,000,000	50,000,000
2010 Retirement Fund	20,000,000	30,000,000	50,000,000
2025 Retirement Fund	50,000,000	50,000,000	100,000,000
2030 Retirement Fund	50,000,000	50,000,000	100,000,000
2035 Retirement Fund	50,000,000	50,000,000	100,000,000
2040 Retirement Fund	50,000,000	50,000,000	100,000,000
2045 Retirement Fund	50,000,000	50,000,000	100,000,000

Allocations for all other classes not shown remain unchanged.  The relative preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of each such class are the same as for shares previously allocated to the other classes of shares issued by the Corporation prior to the date hereof.

IN WITNESS WHEREOF, the President of the Corporation has signed these Articles Supplementary in the Corporation’s name and on its behalf and acknowledges that these Articles Supplementary are the act of the Corporation, and states that to the best of his knowledge, information and belief all matters and facts set forth therein relating to the authorization and approval of the Articles Supplementary are true in all material respects and that this statement is made under the penalties of perjury.

Date: December 30, 2009	MUTUAL OF AMERICA
INVESTMENT CORPORATION
Attest:

/s/ Thomas L. Martin	/s/ Manfred Alstadt
Thomas L. Martin	Manfred Altstadt
Secretary	President, Chairman and CEO